SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If ,,Yes“ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
June 16, 2005

E.ON Sells Ruhrgas Industries to CVC Capital Partners for € 1.5 Billion

E.ON is selling Ruhrgas Industries GmbH to CVC Capital Partners, a European private equity firm, for a purchase price of € 1.5 billion. Of this amount, close to € 1.2 billion is for equity, and roughly € 0.3 billion for net debt and provisions to be assumed by the purchaser.

E.ON expects the sale to yield a gain in the magnitude of € 600 million, which will be reported under US GAAP as net income from discontinued operations. Completion of the transaction, which is anticipated by the end of August 2005, is contingent on clearance by anti-trust authorities and approval by E.ON supervisory bodies.

The Ruhrgas Industries Group has leading positions in the fields of measurement and control as well as industrial furnaces worldwide. In 2004, the Group’s sales totaled approx. € 1.4 billion.

E.ON CEO Wulf H. Bernotat: ,,By selling Ruhrgas Industries we have almost completed E.ON’s transformation into a pure-play energy company. We are thus fully concentrating our Group’s strength and potential on our core business of power and gas, which we are expanding profitably both in Germany and abroad.“

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: June 16, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting